EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2017

(add 000, except ratio)

EARNINGS:
Earnings before income taxes*	$618,885
Gain from less than 50%-owned associated companies, net	(11,894)
Interest expense**	91,487
Portion of rents representative of an interest factor	23,944

Adjusted Earnings and Fixed Charges	$722,422

FIXED CHARGES:

Interest expense**	$91,487
Capitalized interest	3,616
Portion of rents representative of an interest factor	23,944

Total Fixed Charges	$119,047

Ratio of Earnings to Fixed Charges	6.07

*	Represents earnings from continuing operations plus/minus net (loss) earnings attributable to noncontrolling interests.
**	Interest expense excludes a credit of $84 associated with uncertain tax provisions.